EXHIBIT 99.1

Portage Biotech Reports Results for Fiscal Quarter Ended December 31, 2023, and Business Update

Company focused on adenosine platform clinical development

WESTPORT, Conn., Feb. 28, 2024 (GLOBE NEWSWIRE) -- Portage Biotech Inc. (NASDAQ: PRTG) (“Portage” or the “Company”), a clinical-stage immuno-oncology company advancing novel multi-targeted therapies for use as monotherapy and in combination, today reported financial results for the fiscal quarter ended December 31, 2023.

“The Company is focused on advancing its ADPORT-201 Phase 1a/1b clinical trial of PORT-6 (adenosine 2A inhibitor) and PORT-7 (adenosine 2B inhibitor) in selected solid tumors. The trial is progressing well with eight academic center clinical sites enrolling patients. The Phase 1a dose escalation portion of the trial has progressed to the third cohort. The Company looks forward to making a clinical update at the 2024 American Society of Clinical Oncology (ASCO) Annual Meeting and presenting final data from the Phase 1a portion of ADPORT-601 (PORT-6) at the 2024 Society for Immunotherapy of Cancer (SITC) Annual Meeting later this year,” said Dr. Ian Walters, Chief Executive Officer and Chairman of Portage. “We are excited about future development with these candidates, including combining our potential best-in-class adenosine 2A and adenosine 2B inhibitors at the optimum biologic doses in a biomarker enriched population and collaborating with Merck to study combinations with KEYTRUDA® (pembrolizumab), Merck’s anti-PD-1 therapy,” continued Dr. Walters.

Pipeline Updates

  Following the Trial Safety Committee recommendation, the Company commenced the third dose escalation cohort for PORT-6 Phase 1a portion of the ADPORT-601 trial.

  After a review of its funding requirements, the Company’s Board of Directors made the difficult decision to pause further drug development in the PORT-2 iNKT program. As a result, the Company will evaluate a range of potential strategic options which may include, among other things, finding a partner for the Company’s iNKT program or other restructuring transaction.

Upcoming Clinical Milestones

  The Company looks forward to presenting interim and final data from Phase 1a portion of ADPORT-601 (PORT-6) at ASCO in June and SITC in November, respectively.

Financial Results from Quarter Ended December 31, 2023

The Company incurred a net loss of approximately $39.4 million during the three months ended December 31, 2023 (the “Fiscal 2024 Quarter”), which includes approximately $44.9 million of net non-cash expenses, compared to a net loss of approximately $7.5 million during the three months ended December 31, 2022 (the “Fiscal 2023 Quarter”), an increase in net loss of $31.9 million, quarter-over-quarter. The increase in net loss was primarily due to non-cash losses on impairment relating to the Company’s identifiable intangible assets attributable to the pausing of its PORT-2 iNKT program and its investment in Stimunity S.A., as well as the loss on the Company’s $6.0 million equity offering in October 2023 (the “Registered Direct Offering”) equal to the excess of the fair value of certain warrants accounted for as liabilities issued over the proceeds raised, and offering costs, partially offset by the decrease in the deferred obligation payable (principally the iOx milestone) and a net decrease in deferred income tax liability.

Operating expenses for the Fiscal 2024 Quarter, which include research and development (“R&D”) costs and general and administrative (“G&A”) expenses, were $4.0 million in the Fiscal 2024 Quarter, compared to $4.8 million in the Fiscal 2023 Quarter, a decrease of $0.8 million, which is discussed more fully below.

R&D costs increased slightly by approximately $0.1 million, or approximately 1%, from approximately $2.7 million in the Fiscal 2023 Quarter, to approximately $2.8 million in the Fiscal 2024 Quarter. The increase was primarily attributable to overall increases in expenditures for the Company’s clinical activities of $0.2 million, R&D services of $0.2 million and aggregate consulting and licensing fees of $0.3 million in the Fiscal 2024 Quarter, compared to the Fiscal 2023 Quarter primarily attributable to an overall increase in clinical trial costs associated with the clinical trials for PORT-6 and PORT-7 (adenosine assets) and PORT-2 (iNKT) before it was paused. These increases were substantially offset by reductions in manufacturing-related costs of $0.4 million and a reduction in non-cash share-based compensation expense of $0.2 million due to the vesting of prior year grants and the fact that current stock options have been granted at a lower fair value.

G&A expenses decreased by approximately $0.7 million, or approximately 35%, from approximately $2.0 million in the Fiscal 2023 Quarter, to approximately $1.3 million in the Fiscal 2024 Quarter. Professional fees decreased by $0.3 million due principally to a decrease in legal fees related to intellectual property management and costs associated with regulatory filings, as well as decreases in payroll-related expenses of $0.1 million and D&O insurance premiums of $0.1 million year-over-year resulting from changes in the insurance markets and a decrease in non-cash share-based compensation expense of $0.2 million attributable to the same factors as the R&D share-based compensation expense .

The Company’s other pre-tax items of income and expense were substantially non-cash in nature and aggregated to approximately $44.9 million net expense in the Fiscal 2024 Quarter, compared to approximately $0.6 million net expense during the Fiscal 2023 Quarter. The primary reason for the quarter-over-quarter difference in other items of income and expense were the non-cash losses on impairment relating to the carrying value of in-process research and development (“IPR&D”) of $46.9 million reflecting the effect of the pause in iNKT clinical development on the fair value of the related assets along with the loss on impairment relating to the Company’s investment in Stimunity S.A. of $0.6 million, as well as $2.4 million reflected to recognize the loss on the Registered Direct Offering, offering costs of $0.7 million relating to the Registered Direct Offering and, finally, $0.4 million commitment fee expense related to the elapsed period associated with the Company’s committed equity purchase agreement. These expenses were partially offset by a gain on the reduction of the deferred obligation (iOx milestone) on December 31, 2023 of $4.6 million, a gain on the decrease in the deferred purchase price payable to Tarus of $0.6 million, and a change in the fair value of warrant liability of $1.0 million at December 31, 2023.

The Company recognized a non-cash net deferred income tax benefit of $9.5 million in the Fiscal 2024 Quarter, compared to a non-cash net deferred income tax expense of $2.2 million in the Fiscal 2023 Quarter, a period-over-period change of $11.7 million reflecting the reduction of deferred tax liability associated with the impairment of the IPR&D related to the iNKT program, partially offset by the derecognition of certain losses previously recognized. The Fiscal 2023 Quarter reflected the recognition of current tax losses plus the change (benefit) in exchange rates on the liability settleable in British pound sterling and the change (benefit) of the change in income tax rates in the U.K.

Finally, other comprehensive income (loss) in the Fiscal 2024 Quarter of $3.0 million unrealized non-cash gain from the change in the fair value of the Company’s investment in Intensity Therapeutics, compared to an unrealized non-cash loss of $4.0 million recognized in the Fiscal 2023 Quarter, a period over period change of $7.0 million.

As of December 31, 2023, the Company had cash and cash equivalents of approximately $5.3 million and total current liabilities of approximately $2.7 million.

About Portage Biotech Inc.
Portage is a clinical-stage immuno-oncology company advancing multi-targeted therapies to extend survival and significantly improve the lives of patients with cancer. The Company is focused on advancing its potentially best-in-class adenosine antagonists in the ADPORT-601 trial of PORT-6 (adenosine 2A inhibitor) and PORT-7 (adenosine 2B inhibitor). These programs are being advanced using innovative trial designs and translational data to identify the patient populations most likely to benefit from treatment. The Company’s unique business model leverages a strong network of academic experts and large pharma partners to rapidly and efficiently advance multiple products. For more information, please visit www.portagebiotech.com, follow us on Twitter at @PortageBiotech or find us on LinkedIn at Portage Biotech Inc.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Statements in this press release that are not statements of historical fact are forward-looking statements. Words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words. Forward-looking statements in this press release include statements concerning, among other things, the Company’s plans to evaluate a range of potential strategic options which may include, among other things, finding a partner for the Company’s iNKT program or other corporate transactions. As a result, forward-looking statements are subject to certain risks and uncertainties, including, but not limited to: the Company’s plans and ability to develop and commercialize its product candidates and the timing of its development programs; the Company’s clinical development of its product candidates, including the results of current and future clinical trials; the benefits and risks of the Company’s product candidates as compared to others; the Company’s maintenance and establishment of intellectual property rights in its product candidates; the Company’s need for financing and its estimates regarding its capital requirements and future revenues and profitability; the Company’s estimates of the size of the potential markets for its product candidates; the Company’s selection and licensing of product candidates; and other factors set forth in “Item 3 - Key Information - Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended March 31, 2023. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from these forward-looking statements. The forward-looking statements contained in this press release are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

FOR MORE INFORMATION, PLEASE CONTACT:

Investor Relations:
ir@portagebiotech.com

Media Relations:
media@portagebiotech.com

---tables to follow---

Portage Biotech Inc.
Condensed Consolidated Interim Statements of Operations and Other Comprehensive Income (Loss)
(U.S. Dollars in thousands, except per share amounts)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2023	2022	2023	2022
Expenses
Research and development	$2,771	$2,535	$10,636	$5,976
General and administrative expenses	1,254	2,224	4,316	6,523
Loss from operations	(4,025)	(4,759)	(14,952)	(12,499)
Change in fair value of deferred purchase price payable - Tarus and deferred obligation - iOx milestone	5,200	(498)	3,976	(428)
Loss on Registered Direct Offering	(2,432)	–	(2,432)	–
Offering costs	(662)	–	(662)	–
Change in fair value of warrant liability	989	8	989	33
Impairment loss - iOx IPR&D	(46,922)	–	(46,922)	–
Impairment loss - Stimunity	(557)	–	(557)	–
Commitment fee under Committed Purchase Agreement	(389)	–	(389)	–
Share of loss in associate accounted for using equity method	(136)	(152)	(226)	(268)
Depreciation expense	(15)	(1)	(41)	(1)
Foreign exchange transaction gain (loss)	8	50	9	(60)
Interest income	75	50	214	115
Interest expense	(9)	–	(25)	(9)
Loss before benefit (expense) for income taxes	(48,875)	(5,302)	(61,018)	(13,117)
Income tax benefit (expense)	9,497	(2,199)	10,549	2,906
Net loss	(39,378)	(7,501)	(50,469)	(10,211)
Other comprehensive income (loss)
Net unrealized gain (loss) on investments	2,975	(4,017)	3,444	(4,017)
Total comprehensive loss for period	$(36,403)	$(11,518)	$(47,025)	$(14,228)

Net loss attributable to:
Owners of the Company	$(39,373)	$(7,485)	$(50,450)	$(10,163)
Non-controlling interest	(5)	(16)	(19)	(48)
Net loss	$(39,378)	$(7,501)	$(50,469)	$(10,211)

Comprehensive loss attributable to:
Owners of the Company	$(36,398)	$(11,502)	$(47,006)	$(14,180)
Non-controlling interest	(5)	(16)	(19)	(48)
Total comprehensive loss for period	$(36,403)	$(11,518)	$(47,025)	$(14,228)

Loss per share
Basic and diluted	$(1.88)	$(0.44)	$(2.68)	$(0.65)

Weighted average shares outstanding
Basic and diluted	20,897	17,039	18,804	15,719

Portage Biotech Inc.
Condensed Consolidated Interim Statements of Financial Position
(U.S. Dollars in thousands)

	December 31, 2023	March 31, 2023
		(Audited)
Assets
Current assets
Cash and cash equivalents	$5,341	$10,545
Prepaid expenses and other receivables	2,175	2,689
Convertible note receivable	–	442
Total current assets	7,516	13,676
Non-current assets
Investment in associate	452	806
Investment in public company	5,544	2,087
In-process research and development	34,761	81,683
Deferred commitment fee, net of amortization of $450 and $61,respectively	450	839
Right to use asset	263	–
Other assets, including equipment, net	49	38
Total non-current assets	41,519	85,453
Total assets	$49,035	$99,129

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	$2,658	$1,865
Lease liability - current, including interest	50	–
Total current liabilities	2,708	1,865
Non-current liabilities
Lease liability - non-current	225	–
Warrant liabilities	7,443	–
Deferred tax liability	–	10,564
Deferred purchase price payable - Tarus	7,329	7,179
Deferred obligation - iOx milestone	–	4,126
Total non-current liabilities	14,997	21,869
Total liabilities	17,705	23,734

Shareholders’ Equity
Capital stock	219,494	218,782
Stock option reserve	23,452	21,204
Accumulated other comprehensive loss	(881)	(4,325)
Accumulated deficit	(210,066)	(159,616)
Total equity attributable to owners of the Company	31,999	76,045
Non-controlling interest	(669)	(650)
Total equity	31,330	75,395
Total liabilities and equity	$49,035	$99,129
Commitments and Contingent Liabilities